

Mark Adkins, NPDP · 3rd

Co-Founder & Chief Executive Officer at LeanMed LLC

Talks about #justactions

Greensburg, Pennsylvania, United States · **Contact info**

3,403 followers · 500+ connections

LeanMed,LLC

Xavier University

Experience

Co-Founder & Chief Executive Officer

LeanMed,LLC · Full-time
Jan 2018 – Present · 4 yrs
Greater Pittsburgh Area

Lean Med is a medical device company dedicated to bringing essential treatment to remote, underserved regions through innovative technologies. LeanMed's first product, the O2 Cube, is a solar powered oxygen production system designed to serve the 40,000 rural health centers around the world that lack grid electricity. These rural health centers serve 1.2 billion people and lack medical oxygen which is a key reason that that pediatric pneumonia kills 800,000 children every year.

Director and Vice Chair

PDMA - Product Development and Management Association
Jan 2020 – Present · 2 yrs
Greater Pittsburgh Area

Mr. Adkins serves as a director and vice chair of the Product Development and Management Association. The PDMA community is woven from a fabric of international practicing professionals, professors, students and service providers who support nations, corporations and startups with their innovation and product development expertise.

Adjunct Professor

University of Pittsburgh Swanson School of Engineering
Aug 2016 – Present · 5 yrs 5 mos
Greater Pittsburgh Area

Mark is an adjunct professor at the University of Pittsburgh and an advisor to the Center for Medical Innovation www.engineering.pitt.edu/CMI/ The CMI mission is to foster collaborations among engineers, clinicians, students, industry and others interested in advancing the translation of innovative biomedical technologies. CMI has supported 67 early stag ...see more

Founder & President

Smart Hammer Innovation
Jan 2010 – Present · 12 yrs
Pittsburgh

Smart Hammer Innovation is a management consulting company focused on product innovation. Mark created Velocity, an eight-week student accelerator program that explores opportunities and risks of early-stage innovation applying Lean Startup techniques. During his corporate & consulting career, Mark and his teams have led development projects ...see more

Member

SeedInvest
Jun 2017 – Present · 4 yrs 7 mos
Greater New York City Area

SeedInvest is a leading equity crowdfunding platform opening up access to venture capital and angel investing to everyone.

and angel investing to everyone

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Education

Xavier University
Bachelor of Arts, Business Administration
1998 – 2002

Licenses & certifications

New Product Development Professional
Product Development and Management Association (PDMA)
Issued Jan 2008 · No Expiration Date

Volunteer experience

Board Member, Vice Chair
Product Development & Management Association @PDMA
Jun 2000 – Present • 21 yrs 7 mos
Science and Technology

www.pdma.org